NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.



                                  SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Pittsburgh and the state of Pennsylvania on the 28th day of June, 2005.


                                          Federated Core Trust II, L.P.
                                          (Name of Registrant)

                                          By:  /s/ Andrew P. Cross
                                                 Andrew P. Cross

                                          Attorney In Fact for the Directors
                                          (Title)


Attest:  /s/ Todd P. Zerega
        Todd P. Zerega

Attorney-In Fact for the Directors
(Title)